November 24, 2008

Ms. Keira Ino	Mail Stop 6010
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Graymark Productions, Inc.
Form 10-K for the year ended December 31, 2007
Filed on March 28, 2008
Form 10-Q for the period ended June 30, 2008
Filed on August 14, 2008
File No. 000-50638
Dear Ms. Ino:
     We are writing in response to the Staff’s comments set forth in its letter dated November 20, 2008. We have numbered each of our responses to correspond to the numbered comment set forth in the Staff’s letter.
Form 10-K for the year ended December 31, 2007
Consolidated Financial Statements
Notes to Financial Statements
Note 1 – Nature of Business, page F-7
1.	Both Apothecary Rx and SDC Holdings were considered to be the acquiring entities because they were under common ownership prior to the acquisition. In EITF 02-5, the FASB indicates that common control exists between separate entities when “an individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.” The ownership structures of ApothecaryRx and SDC Holdings prior to the Graymark acquisition were as follows:

Apothecary Rx:
Oliver Rx Investors LLC	60.0%
Lew Zeidner	35.5
Other	4.5

SDC Holdings:
SDOC Investors LLC	51.0%
Vahid Salalati	19.0
Greg Luster	19.0
Other	11.0
The ownership of Oliver Rx Investors LLC (“Oliver Rx”) and SDOC Investors LLC (“SDOC Investors”) are as follows:
Graymark Healthcare, Inc. • SDC Holdings, LLC • ApothecaryRx, LLC
101 N. Robinson, Ste. 920, Oklahoma City, Oklahoma 73102
405-601-5300 p • 405-601-4450 f • www.graymarkhealthcare.com

November 24, 2008
Ms. Keira Ino
Division of Corporation Finance
U.S. Securities and Exchange Commission

	Oliver Rx	SDOC Investors
RTO Capital Holdings Ltd.	53.33%	67.5%
Stanton Nelson	23.33	22.0
Ran Oliver	18.34	10.0
Other	5.00	0.5
The ownership percentages above reflect that both Oliver Rx and SDOC Investors were under common ownership. Oliver Rx and SDOC Investors owned controlling interests in Apothecary Rx and SDC Holdings, respectively, which meets the definition for common control under EITF 02-5 with respect to the Graymark acquisition.

In business combinations involving more than two entities, SFAS 141 states that in identifying the acquiring entity, consideration shall be given to which combining entity initiated the combination and whether the assets, revenues, and earnings of one of the combining entities significantly exceeded those of the others. With respect to determining which entity initiated the combination, we determined that Apothecary Rx and SDC Holdings were under common control and as a result collectively initiated the combination. With respect to whether the assets, revenues, and earnings of Apothecary Rx or SDC Holdings exceed the other, we referenced the following information as of June 30, 2007:

	Apothecary Rx	SDC Holdings
Total assets	$17,717,000	$16,467,000
Revenues (1)	15,742,000	3,940,000
Gross profit (1)	3,528,000	2,550,000
Net income (loss) (1)	(68,000)	134,800

(1)	Information for Apothecary Rx is for the six months ended June 30, 2007. Information for SDC Holdings is for the five months ended June 30, 2007.
We noted the total assets of Apothecary Rx were comparable to the total assets of SDC Holdings. Total revenues of Apothecary Rx are significantly higher than SDC Holdings, but Apothecary Rx operates at a much lower operating profit percentage compared with SDC Holdings. As a result, we determined that gross profit was a more accurate factor to consider in comparing Apothecary Rx and SDC Holdings. Based on our analysis of total assets, gross profit and net income (loss), we determined that Apothecary Rx and SDC Holdings were collectively the acquiring entity.
Note 5 – Goodwill and Other Intangibles, page F-15
3.	We amortize the customer lists over their useful lives of 15 years using the straight-line method. This method is appropriate under SFAS 142 as the pattern of economic benefits from the customer lists cannot be readily determined. We will revise future filings to include disclosure of the amortization method used.

November 24, 2008
Ms. Keira Ino
Division of Corporation Finance
U.S. Securities and Exchange Commission

Form 10-Q for the quarterly period ended June 30, 2008
Note 7 – Capital Structure, page 11
4.	The change in terms on the notes consisted of a change in the interest rate paid, a repricing of the previously issued warrants and the issuance of additional warrants. The increase in the interest rate was effective from the date of amendment of the notes and as such was accounted for prospectively from the amendment date. With respect to the additional warrants issued, we attributed a value (using the Black-Scholes option pricing model) of approximately $52,000 to the warrants which was amortized as interest expense over the remaining life of the notes. We determined that there was no additional fair value (over the value previously recorded) attributable to the repricing of the previously issued warrants and no additional expense was recorded for this modification. Please note that given the impact of the reverse merger, the only accounting impact on the current reporting registrant is $5,500 of interest expense incurred from January 1, 2008 (the date of the reverse merger) to January 11, 2008 (the date the notes matured).
     In responding to the comments raised by the Staff in its letter of September 17, we acknowledge that (i) we are responsible for the adequacy and the accuracy of the disclosure in our filings with the Commission, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing that is the subject matter of the comments or any other filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/S/Stanton Nelson
Chief Executive Officer